SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For December 2014
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of December 2014, incorporated by reference herein:
Exhibit
99.1 Release dated December 12, 2014, entitled “APPOINTMENT OF CHIEF FINANCIAL
OFFICER”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: December 12, 2014 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
Interest Rate Issuer code: DRDI
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
(“DRDGOLD” or “the Company”)
APPOINTMENT OF CHIEF FINANCIAL OFFICER
DRDGOLD is delighted to announce that KPMG audit partner Mr Riaan Davel has accepted the post of Chief Financial Officer of the company with effect from 1 January 2015
He will replace Mr Anthon Meyer who was appointed acting CFO in July 2014, pending the appointment of a permanent CFO.
Mr Davel is a qualified Chartered Accountant (South Africa), has a BCom (Hons) and an M Com
(in International Accounting) from the University of Johannesburg. He has 17 years’ experience in the professional services industry, mostly in the mining sector in Africa. As part of gaining this experience, Mr Davel provided assurance and advisory services, including support and training on
International Financial Reporting Standards (IFRS) to clients and teams across the African continent.
He has spent the last seven years at KPMG as audit partner, where his work included performing audits of listed companies in the mining industry, including SEC registrants. He has also gained experience as an IFRS technical partner, and represented the South African Institute of Chartered
Accountants on the International Accounting Standards Board’s project on Extractive Activities from 2003 to 2010. Mr Davel also served on committees that compile or update the South African
Codes for reporting and valuation of mineral reserves and resources.
Roodepoort
12 December 2014
Sponsor and Debt Sponsor
One Capital